DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

February 7, 2022

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

VIA EDGAR

Re:	REPUBLIC FIRST BANCORP INC (“FRBK” or the “Company”)
PREN14A filed January 14, 2022 (as amended, the “Preliminary Proxy Statement”) Filed by Driver Management Company LLC, et al. SEC File No. 0-17007

Dear Ms. Chalk

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 19, 2022 (the “January 19 Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses.  Capitalized terms not otherwise defined shall have the meaning given in the Preliminary Proxy Statement.

As a preliminary matter, Driver is concerned that the Staff is making an incorrect (and, Driver believes, inappropriate) assumption regarding the relationship between Driver, on the one hand, and the Nominees on the other hand.  Based on certain of the comments contained in the January 19 Comment Letter as well as statements made by the Staff during the course of a telephone conversation with the undersigned, it appears that the Staff believes that the Nominees are Driver’s agents and, if elected, will (i) represent the interests of Driver specifically (as opposed to all FRBK shareholders general), (ii) seek to further Driver’s specific interests and (iii) extend to Driver rights and privileges not shared by other FRBK shareholders.  This belief is incorrect and, in Driver’s opinion, unsupported by fact or circumstance (other than the mere fact that Driver has nominated the Nominees).

None of the Nominees have any business relationship with Driver, nor are any of the Nominees party to any contract, arrangement or understanding with Driver, other than the Indemnification Agreements and the Joint Filing and Solicitation Agreement referenced in the Preliminary Proxy Statement.  More broadly, Driver does not believe that any relationship exists between Driver and any Nominee (or between any two or more Nominees) that would interfere with any Nominee’s exercise of independent judgement in carrying out the responsibilities of a director (regardless of any potential impact on Driver specifically).  Driver believes that each of the Nominees is an independent thinker with a wealth of professional accomplishments who will use their own personal and professional judgement (informed by their understanding of their fiduciary duties) to make any and all decisions required of them if elected to the Board.

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While it is difficult to prove a negative (here, that none of the Nominees are (or will be) controlled, unduly influenced by, or somehow beholden to Driver), Driver is unaware of any fact or circumstance (beyond the mere fact that Driver nominated the Nominees) that would lead a reasonable person to conclude that any of the Nominees would (if elected)—in violation of their fiduciary duties to act for the benefit of the Company and all FRBK shareholders—extend any special rights or privileges to Driver or accord added or special significance to any suggestions or proposals that Driver may make to the Board in the future.  Driver is happy to provide the Staff with the details of any particular aspect(s) of its relationship with any of the Nominees to the extent the Staff has any specific concerns, but believes that a blanket assumption that the Nominees, if elected, will provide Driver with any type of special right or privilege merely because they were nominated for election to director by Driver is unwarranted.

With respect to any special relationship created solely by the mere fact that Driver nominated the Nominees, Driver believes that, to the extent the Staff assumes that, by virtue of being nominated by Driver, any of the Nominees are likely to act to further Driver’s specific interests (as opposed to those of FRBK shareholders generally), the Staff is significantly discounting the possibility (here the actual fact) that Driver specifically sought out individuals that were independent of Driver in order to increase the chances that the Nominees are elected.  To put it simply, Driver believes that significant change is need on the Board in order to preserve and increase shareholder value.  The best way for any FRBK shareholder to effect change on the Board is to try to replace existing directors by nominating individuals who will stand for election to director.  The best way to get those individuals (here, the Nominees) elected is to start by selecting individuals that other FRBK shareholders are more likely to vote for than any current directors standing for re-election.  As a matter of strategy, Driver believes that FRBK shareholders are far more likely to vote for individuals who are going to represent all FRBK shareholders’ interests, rather than merely Driver’s interests.

In addition, there seems to be some confusion over Driver’s interest in FRBK generally.  To state it categorically, Driver’s interest is to (i) protect and (ii) increase the value of its investment in FRBK common stock, which Driver believes is an interest that it has in common with all FRBK shareholders.  Any action that FRBK or the Board (whether or not the Nominees are elected) might take or not take in the future (including a sale, management or strategy change, restructuring or continuation of the status quo) will only benefit Driver if and to the extent that it increases the value of FRBK common stock beneficially owned by Driver.  Driver is not a party to any agreement or understanding with any person pursuant to which Driver will obtain any special benefit (i.e., any benefit beyond any increase in the value of its investment in FRBK common stock) from any specific action(s) that FRBK might take (or not take).

Recent events have provided some context for both these points.  On January 31, 2022, an investor group (the “Norcross Group”) disclosed that it owned 6.6% of the outstanding shares of FRBK common stock and called for, among other things, Vernon Hill, FRBK’s CEO and chairman of FRBK’s board of directors (the “Board”), to be replaced.  Driver believes that, if the Nominees were elected and called upon to evaluate the Norcross Group’s proposals, the Nominees (in contrast to the current Board, who Driver believes, is comprised of a number of directors who are more loyal to Mr. Hill than FRBK shareholders) would evaluate those proposals based entirely on the likely benefit (or lack thereof) taking the actions contemplated by those proposals would have on the Company and FRBK shareholders.  In addition, as a shareholder focused on the value of its investment, Driver might well prefer an outcome based on the Norcross Group’s proposals over a sale if the former appeared more likely to create more shareholder value over the long term than the latter.

As a fundamental matter, Driver believes that the Board should consider all available options to increase shareholder value, including options (such as a sale, change in CEO, change in business strategy, etc.) that, while benefiting shareholders generally, might have an adverse effect on the personal interests of Mr. Hill.  Driver believes that the Board as currently constituted is incapable of considering all available options to increase shareholder value without improper bias, which is why Driver has nominated the Nominees for election to director.

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PREN14A filed January 14, 2022 by Driver Management Company LLC et al.

Additional Participant Information, page 16

1.

Briefly describe the interests of each participant (by security holding or otherwise) in this solicitation. See Item 5 of Schedule 14A. In this regard, we note (for example) that some of these participants also appear to be investors in other banking entities.

While acknowledging the Staff’s comment, as noted above, Driver does not have any interest in the solicitation other than as a holder of FRBK common stock.  The Staff has telephonically advised Driver that it believes that one interest that Driver has in the solicitation is a sale of FRBK.  However, the only definition of interest that would seem applicable to the requirements of Item 5 of Schedule 14A is that of “a stake, share or involvement in an undertaking, especially a financial one.”1

Mr. Cooper acknowledges the following statement (in response to FRBK’s announced decision not to pursue a capital raise):

Cooper said Republic First needs to keep raising capital because its fast-growth business model is not profitable enough to sustain itself.

“And if they can’t raise capital, they are dead in the water,” Cooper said. “The best thing for shareholders would be for [Republic First] to sell, which is really the only option they have at this point since I do not believe they can raise additional capital.”2

Please note that the statement regarding a sale is premised on a belief that FRBK cannot raise additional capital.  Driver believes that implicit in Mr. Cooper’s statement is the qualifier “upon terms that would not harm the value of existing FRBK shareholders’ investment.”  Circumstances can (and do) change (such as the emergence of an investor group that might be willing to provide new capital to FRBK on more favorable terms (to FRBK shareholders) than might have been available as of the date of Mr. Cooper’s comment.

More importantly, however, neither Mr. Cooper nor Driver have any stake in a sale of FRBK other than the extent to which a sale would impact the value of their investment in FRBK’s common stock, which is a stake that is common to all FRBK shareholders.  Any sale of FRBK would not confirm any benefit upon Driver beyond the financial impact on the value of shares of FRBK common stock beneficially owned by Driver.

Simply put, Driver believes that Mr. Hill has committed FRBK to a business plan that Driver believes will not only fail to increase the value of Driver’s (and all other FRBK shareholders’) investment but will affirmatively decrease the value of Driver’s (and all other FRBK shareholders’) investment.  Driver further believes that the current Board (i) cares more about being loyal to Mr. Hill than protecting shareholders’ interests (specifically, the value of their investments) and, as a result, (ii) has failed to take necessary steps to protect shareholders’ interests.  Driver has nominated three candidates for election to director that Driver believes will simply be better at protecting the interests of FRBK shareholders than the current directors.

While Driver may, from time to time, consider a sale of FRBK to be the best currently available option to protect and enhance the value of all FRBK shareholders’ interests, Driver’s larger (and driving) objective in nominating candidates (and soliciting proxies for) the election to director, is to replace a portion of the Board with individuals who will work to benefit all shareholders, not just Mr. Hill.  Driver has not had any specific discussions with any of the Nominees regarding any plans, agenda or strategy they may seek to implement if elected to the Board, nor is Driver aware of any specific discussions of that nature that the Nominees may have had among themselves (since it is worth noting that not only is each Nominee independent of Driver, but of each other).

____________

1 Definition provided by Oxford Languages available at

https://www.google.com/search?q=definition+of+interest+&rlz=1C1ONGR_enUS969US970&sxsrf=AOaemvK0xlQcZPwrdGPkvg

FFLD5iqF9XxQ%3A1643296238953&ei=7rXyYajKOamgptQPzPuqoAU&ved=0ahUKEwio-dTEm9L1AhUpkIkEHcy9ClQQ4dUDCA4&uact=

5&oq=definition+of+interest+&gs_lcp=Cgdnd3Mtd2l6EAMyBAgjECcyBQg

AEIAEMgUIABCABDIECAAQQzIFCAAQgAQyBQgAEIAEMgUIABCABDIFCAAQgAQyBQg

AEIAEMgUIABCABDoHCCMQsAMQJzoHCAAQRxCwA0oECEEYAEoECEYYAFChF1ihF2CQGW

gCcAJ4AIABRogBRpIBATGYAQCgAQHIAQnAAQE&sclient=gws-wiz

2 Amid proxy battle, Republic First Bancorp postpones planned capital raise, Philadelphia Business Journal, Jeff Blumenthal, January 21, 2022 filed as DFAN14A.

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However, based on Driver’s interactions and experience with the Nominees, Driver believes that—as pragmatic and experienced businesspeople with no particular reason to put loyalty to Mr. Hill before that to FRBK shareholders—if elected, the Nominees might be more willing to consider a sale than the current Board, but they might also be willing to consider other actions (such as replacing Mr. Hill with a new CEO, deleveraging FRBK’s balance sheet, focusing on profitability rather than growth, deploying excess liquidity into loans rather than securities, divesting high cost municipal deposits, ceasing to pay exorbitant fees to Mr. Hill’s wife, etc.) that Driver believes might increase the value of FRBK common stock but the current Board is unwilling to pursue (Driver believes) due to current directors’ loyalty to Mr. Hill and his (in Driver’s opinion) irrational commitment to an unprofitable business model.

To address comments made telephonically by the Staff head on, Driver believes that including a statement that Driver’s interest in the solicitation includes a sale of FRBK is not only inaccurate (in that Driver has no interest in a sale other than to the extent that it increases the value of its investment in FRBK) and misleading but would effectively turn the question that Driver is basically asking shareholders from “Do you think that these nominees would do a better job protecting and growing your investment than the three people nominated by FRBK?” to “Do you want FRBK to sell?”

Put differently, Driver is soliciting proxies for the election of the three Nominees, not a proposal to sell FRBK.  The election of directors is a far different proposition that a specific proposal to sell FRBK—the former is selecting the best individuals to safeguard and grow FRBK shareholders’ investment, to respond to changing circumstances (such as the emergence of the Norcross Group) and to act based on information not available to FRBK shareholders, while the latter is just a yes or no question on a very specific action—and Driver believes requiring Driver to include a statement that its interest in the solicitation includes a sale of FRBK would unfairly conflate the two and disadvantage Driver.  It is worth pointing out that, before voting on a proposal to sell FRBK, a reasonable shareholder would likely want to know the details of such a sale, including price and other material terms.  Certainly, Driver (probably like most shareholders) would be highly unlikely to vote to approve a proposal to sell FRBK without knowing what price it might obtain for its shares.

During the course of a telephone conversation with the undersigned, the Staff made a comment along the lines of “why not just include a statement that Driver would like FRBK to sell itself.”  Driver considers this suggestion to be highly inappropriate.  Driver does not believe that any provision of the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder would require that such a disclosure be made in the Preliminary Proxy Statement and believes that it, not the Staff, is best positioned to determine what additional, voluntary disclosures should be made.

While Driver is, to the extent the Staff might request it, happy to include a statement along the lines of “Driver wants to make money off its investment in FRBK and thinks it is more likely to do so if the Nominees are elected,” (a statement that Driver believe is obvious and implicit in the fact that it is prepared to take on the burden and expense of soliciting proxies for the election of directors), Driver believes that including (in the Preliminary Proxy Statement) a list of potential actions (i) that FRBK and/or the Board might take if the Nominees are elected that (ii) might be reasonably likely to increase the value of shares of FRBK common stock would be highly distracting to shareholders while also providing little to no real informational value.  In addition, Driver believes that including such a list would imply that Driver has or will have some special ability that is not common to other FRBK shareholders to cause those actions to occur, which is untrue.

Driver is at a loss to understand why or how Driver’s investment in other banking entities might result in Driver having any interest in the solicitation (a solicitation for the election of three Nominees who are independent of Driver) that is different than that of any other FRBK shareholder (i.e., to preserve and increase the value of its investment), nor does the example provide any insight into the types of interests the Staff appears to be concerned with.

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2.	Disclose the amount of any margin loans used to purchase First Republic [sic] securities. See Item 5(b)(1)(vii) of Schedule 14A.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to clarify that no margin loans were used to purchase any shares of the common stock of FRBK.

Form of Proxy, page 23

3.

We note the following statement on the proxy card: "Driver intends to use the proxy to vote 'FOR' Mr. Bartholomew, Ms. Bundy and Mr. Sinkfield." Clarify that you are referencing a proxy card that is signed but unmarked as to the election contest.

Driver acknowledges the Staff’s comment and has revised the form of proxy accordingly.

General

4.

We note that a DFAN14A that you filed January 5, 2022 includes a Notice of Filing and Application to acquire greater than 10% of a Pennsylvania bank. Update your filing to discuss this application, its status, the timing of any required approval and how it relates to and may impact your attempt to gain three seats on the board of directors of First Republic Bancorp [sic].

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly. However, Driver takes issue with the Staff’s characterization that Driver is attempting “to gain” any seats on the Board. The Nominees are independent of Driver and, if elected, Driver’s relationship with the Nominees will be no different than that of any other FRBK shareholder. To imply that, if the Nominees are elected, Driver will have “gained” any seats on the Board is inaccurate and misleading. In addition, by implying that Driver is attempting to “gain” three seats on the Board suggests that the Staff believes that Driver is motivated by the prospect of obtaining (and/or will obtain) some special benefit (not shared with other FRBK shareholders) by virtue of some or all of the Nominees being elected to director, which is incorrect.  Driver is unaware of any fact or circumstance (beyond the mere fact that Driver nominated the Nominees) that would support an inference that, if the Nominees are elected, Driver would enjoy any special status or be entitled to any benefits other than those shared in common with all other FRBK shareholders.

For the Staff’s benefit and the absence of doubt, Driver will not proceed with the solicitation unless and until the Pennsylvania Bank Regulator approves Driver’s Section 112 Application (as defined in the Preliminary Proxy Statement).

5.

Describe your plans for First Republic [sic] if some or all of your nominees are elected to the board of directors. Your revised disclosure should specifically describe what changes you will attempt to make at the company, while noting that your nominees will represent a minority of the board.

Driver acknowledges the Staff’s comment but requests that the Staff provide Driver with guidance as to the basis for the request for additional disclosure.

In addition, Driver believes that the Staff’s comment reflects the incorrect belief or assumption that, in the event that some or all of the Nominees are elected, Driver will enjoy some special benefit or advantage not shared with other FRBK shareholders.  As noted above, Driver is unaware of any fact or circumstance (beyond the mere fact that Driver nominated the Nominees) that would support an inference that, if the Nominees are elected, Driver would enjoy any special status or be entitled to any benefits other than those shared in common with all other FRBK shareholders.

6.

Where you state the number of common shares you and your affiliates hold in First Republic [sic] throughout the proxy statement, indicate the percentage ownership they hold. To the extent this figure cannot be finalized until you know the total number of common shares outstanding, the information may be bracketed. See generally, Item 5(b)(1)(x) of Schedule 14A.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly, but notes that Item 5(b)(1)(x) of Schedule 14A refers to the “amount of each class of securities” beneficially owned by a participant and “amount” is defined by Exchange Act Rule 12b-2 to mean “the number of shares if relating to shares.”.

* * *

Please do not hesitate to contact me at 917-744-7758 or by email at ac@drivermgmtco.com with any questions or to discuss Driver’s responses to the Staff’s comments.

/s/ J. Abbott R. Cooper

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